SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D



                   Under the Securities Exchange Act of 1934




                            LYNX THERAPEUTICS, INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.001 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  551812 30 8
                               -----------------
                                 (CUSIP Number)


William K. Hoskins, Esq.                         Harry R. Benz
General Counsel                                  Hoechst Corporation
Hoechst Marion Roussel, Inc.                     Route 202-206
10236 Marion Park Drive                          P.O. Box 2500
Kansas City, Missouri 64137-1405                 Somerville, NJ 08876-1258
(816) 966-4000                                   (517) 636-1000
---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                October 2, 1995
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4)(i)(A) or (B), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ X ].


                                  Page 1 of 16

                          Exhibit Index is at Page 10

CUSIP No.  551812 30 8
___________________________________________________________________________

1)   Name of Reporting Person and its         Hoechst Marion Roussel, Inc.
     I.R.S. Identification Number                 44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                (a)[   ]
     a Member of a Group                                         (b)[ X ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                                  WC
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                               [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                              400,000*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                         400,000*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                           400,000*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     14.6%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Does not include an undetermined number of shares the reporting person is obligated to purchase upon the happening of a future event - see Item 3.

CUSIP No.  551812 30 8
___________________________________________________________________________

1)   Name of Reporting Person and its              Hoechst Corporation
     I.R.S. Identification Number                  22-1862783
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[ X ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                         Not applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                              400,000*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                         400,000*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                           400,000*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                 [  ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     14.6%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Does not include an undetermined number of shares the reporting person is obligated to purchase upon the happening of a future event - see Item 3.

ITEM 1.   SECURITY AND ISSUER.
-------   --------------------

     The securities to which this Schedule relates are shares of common stock, par value $0.001 per share ("Common Stock"), of Lynx Therapeutics, Inc., a Delaware corporation (the "Issuer"). All references herein to numbers of shares of Common Stock reflect a one-for-ten reverse stock split effective February 5, 1996. The Issuer's principal executive offices are at 3832 Bay Center Place, Hayward, CA 94545.

ITEM 2.   IDENTITY AND BACKGROUND.
-------   ------------------------

     (a) - (c), (f) This Schedule is filed on behalf of Hoechst Marion Roussel, Inc., a Delaware corporation ("HMRI"), with a principal place of business and principal office located at 10236 Marion Park Drive, Kansas City, Missouri 64137-1405. The principal business of HMRI is the discovery, development, manufacturing, marketing, and sale of pharmaceuti-cal compounds for the treatment of human diseases. Information as to the executive officers and directors of HMRI is set forth in Exhibit 99.E hereto.

     This Schedule also is filed on behalf of Hoechst Corporation, a Delaware corporation ("HCorp"), and wholly owned subsidiary of Hoechst Aktiengesellschaft, a German corporation ("Hoechst AG"). HCorp is a holding company for most of the U.S. operations of Hoechst AG, a multinational pharmaceutical and chemical company headquartered in Frankfurt, Germany. The principal place of business and principal office of HCorp is Route 202-206, Somerville, New Jersey 08876-1258. Information as to the executive officers and directors of HCorp and Hoechst AG is set forth in Exhibit 99.F hereto.

     HCorp beneficially owns 98.2% of the outstanding common stock of HMRI and is filing this Schedule solely with respect to its potential deemed indirect ownership of HMRI's holdings of the securities.

     (d) - (e) During the last five years, neither HMRI, HCorp, nor, to their knowledge, any of the persons listed in Exhibits 99.E and 99.F hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, neither HMRI nor HCorp nor, to their knowledge, any of the persons listed in Exhibits 99.E and 99.F hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-------   --------------------------------------------------

     HMRI and the Issuer have entered into a Series D Convertible Preferred Stock Purchase Agreement dated October 2, 1995 (the "Stock Purchase Agreement") providing for the purchase by HMRI of 400,000 shares of Series D Convertible Preferred Stock (the "Shares") for $5,000,000 and the subsequent purchase by HMRI of additional shares of the Issuer's preferred stock or Common Stock for an aggregate purchase price of $10,000,000 (the "Additional Shares") upon achievement by the Issuer of a Practical Application Milestone defined in the Technology Development and Services

Agreement dated October 2, 1995, by and between the Issuer, HMRI, and Hoechst AG (the "Technology Agreement"). The source of funds for the purchase price of $5,000,000 for the Shares is, and of $10,000,000 for the Additional Shares is expected to be, the working capital of HMRI. None of such funds are expected to be borrowed or otherwise obtained for the purpose of acquiring the Shares or the Additional Shares.

ITEM 4.   PURPOSE OF TRANSACTION.
-------   -----------------------

     The Stock Purchase Agreement provides for the acquisition of the Shares and the Additional Shares by HMRI in connection with a technology development effort described in the Technology Agreement. The Technology Agreement provides for HMRI and Hoechst AG (hereinafter sometimes referred to together as "Hoechst") to provide certain immediate funding for the development of a proprietary technology of the Issuer and certain additional funding when the Issuer demonstrates the technology is ready for practical application (the "Practical Application Milestone"). In return, the Issuer will provide Hoechst with early, preferred access to the Issuer's services applying the technology to biological samples provided by Hoechst. Upon payment of an additional amount, Hoechst will be entitled to receive from the Issuer certain additional services applying the technology for an initial subscription period of at least twelve months. Hoechst will have the right to renew its subsciption for successive one-year periods by paying an additional sum each year. Hoechst also will have the right to purchase from the Issuer certain additional services applying the technology.

     The descriptions of the Stock Purchase Agreement and the Technology Agreement are qualified in their entirety by reference to such agreements, copies of which are set forth as Exhibits 99.A and 99.B hereto.

     Neither HMRI, HCorp, nor Hoechst AG currently has any plans or proposals that relate to or would result in the acquisition by any person of additional shares of Common Stock other than the Shares and the Additional Shares (upon achievement of the Practical Application Milestone), or the disposition of any of the Shares or the Additional shares. However, any of such persons may elect to acquire or dispose of securities of the Issuer in the future depending on its evaluation of the Issuer's business, prospects, and financial condition, the market for the Common Stock, other opportunities available to Hoechst, prospects for Hoechst's own businesses, general economic conditions, money and stock market conditions, and other future developments.

     Except as set forth in this Schedule and as may be contemplated in the Stock Purchase Agreement or the Technology Agreement, neither HMRI, HCorp, nor Hoechst AG has any plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of this Item.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-------   -------------------------------------

     (a) The Shares represent approximately 14.6% of the Issuer's Common Stock outstanding at December 31, 1995 on a fully-diluted basis. The Shares and Additional Shares together would represent approximately 25.5% of the Issuer's outstanding Common Stock if the Additional Shares were issued. Except as may be set forth in any subsequent amendment to this Schedule, neither Hoechst AG nor HCorp, nor any executive officer or director of Hoechst AG, HMRI, or HCorp, beneficially owns any of the Shares or any other shares of Common Stock other than through their beneficial ownership, if any, of stock of Hoechst AG, HCorp, or HMRI. HCorp, which is a wholly-owned subsidiary of Hoechst AG, beneficially owns more than 98% of the outstanding stock of HMRI.

     (b) HMRI has sole power to vote and to dispose of the Shares (and, when and if issued, the Additional Shares). Neither Hoechst AG, HCorp, nor any executive officer or director of either HMRI, HCorp, or Hoechst AG has any power to vote or to direct the vote, or to dispose of or to direct the disposition of, the Shares (or, when issued, the Additional Shares) except to the extent that Hoechst AG, HCorp, or any such executive officer or director may be deemed to have any such power by reason of such person's relationship to or position with HMRI, HCorp, or Hoechst AG.

     (c)  None.

     (d)  None.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH
-------   RESPECT TO SECURITIES OF THE ISSUER.
          ------------------------------------

     Other than the Stock Purchase Agreement, and an Amended and Restated Investor Rights Agreement dated as of November 1, 1995 (the "Investor Rights Agreement") to which HMRI and the Issuer are parties with purchasers of the Issuer's Series B Convertible Preferred Stock and Series C Convertible Preferred Stock, there are no contracts, arrangements, understandings or relationships between or among HMRI, HCorp, and/or Hoechst AG and any other person with respect to any securities of the Issuer.

     The Stock Purchase Agreement provides for the purchase from the Issuer by HMRI of 400,000 shares of Series D Convertible Preferred Stock at $12.50 per share and for the subsequent purchase by HMRI of the Additional Shares for $10,000,000. The Additional Shares will consist of either (i) 400,000 shares of preferred stock having terms similar to the Shares for a price of $25.00 per share or, (ii) if the Shares have been converted into Common Stock, the number of additional shares of Common Stock determined by dividing $10,000,000 by the greater of $25.00 per share or the ten-day average closing price for the Common Stock.

     The shares of Series D Convertible Preferred Stock (the "Series D Stock") comprising the Shares are convertible into Common Stock for the option of the holder, or automatically upon the first to occur of (i) the closing of an underwritten public offering of Common Stock at an aggregate offering price of at least $15,000,000, (ii) the vote or consent of the holders of a majority of the outstanding Series D Stock; or (iii) the conversion into Common Stock of all of the outstanding shares of the Issuer's Series B Convertible Preferred Stock and Series C Convertible Preferred Stock. Initially, the conversion ratio is one share of Series D Stock for one share of Common Stock, with the conversion ratio subject to adjustment upon the happening of certain dilutive events, including combinatons or consolidations of Common Stock, stock dividends, reclassifications,and distributions, and the issuance of additional shares of Common Stock at a price lower than the conversion price of the Series D

Stock, excluding Common Stock issued upon conversion of certain of the Issuer's preferred stock or upon exercise of certain options, warrants, or rights.

     The Investor Rights Agreement provides for the registration for sale to the public of the shares of Common Stock into which the Shares are convertible upon request by HMRI either (i) incidental to a registration of Common Stock on behalf of the Issuer ("Piggyback Rights"), (ii) for an offering of at least 500,000 shares of Common Stock or a lesser number of shares having an anticipated aggregate offering price of at least $10,000,000 ("Demand Rights"), once upon request by HMRI alone plus up to three additional registrations in cooperation with holders of other securities covered by the Investor Rights Agreement, provided that the Demand Rights are not effective until the earlier of October 31, 1996, or three months after the effective date of a registration statement for an underwritten public offering by the Issuer having aggregate proceeds of at least $15,000,000, or (iii) on Form S-3 of the Securities and Exchange Commission for a number of shares having an anticipated aggregate offering price of at least $500,000 ("S-3 Rights"). Demand Rights, Piggyback Rights, and S-3 Rights are subject to numerous conditions. Demand Rights and S-3 Rights terminate on June 1, 2006.

     The Investor Rights Agreement also provides that each of the shareholder parties thereto, including HMRI, has the right to purchase its Pro Rata Share (as defined therein) of equity securities offered by the Issuer, upon the same terms as other persons to whom such equity securities are offered, subject to exclusions for shares issued pursuant to exercises of stock options, currently exercisable warrants and conversion rights, and in certain other events or transactions.

     The description of the Investor Rights Agreement is qualified in its entirety by reference to such agreement, a copy of which is set forth as
Exhibit 99.C hereto.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
-------   ---------------------------------

     Exhibit 99.A Series D Convertible Preferred Stock Purchase Agreement dated October 2, 1995, by and between HMRI and the Issuer.

     Exhibit 99.B Technology Development and Services Agreement dated October 2, 1995, by and among HMRI, Hoechst AG, and the Issuer.

     Exhibit 99.C Amended and Restated Investor Rights Agreement dated as of November 1, 1995, by and among the Issuer, HMRI, and the purchasers of the Issuer's Series B Convertible Preferred Stock and Series C Convertible Preferred Stock

     Exhibit 99.D Agreement to File Jointly dated March 21, 1996, by and between HMRI and HCorp.

     Exhibit 99.E   Information concerning directors and officers of HMRI.

     Exhibit 99.F Information concerning directors and executive officers of HCorp and Hoechst AG.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST MARION ROUSSEL, INC.



Date: March 21, 1996                    By:  /s/ William K. Hoskins
                                             William K. Hoskins
                                             Vice President,
                                             General Counsel, and
                                             Corporate Secretary

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST CORPORATION



Date:  March 21, 1996                   By:  /s/ David A. Jenkins
                                             David A. Jenkins
                                             Vice President, General
                                             Counsel and Secretary

                                 EXHIBIT INDEX


Exhibit No.         Description                                  Page No.
-----------         ------------                                 ---------

   99.A        Series D Convertible Preferred Stock Purchase
               Agreement dated as of October 2, 1995, by and between HMRI and the Issuer (to be filed by amendment)

   99.B Technology Development and Services Agreement dated as of October 2, 1995, by and among Hoechst AG, HMRI, and the Issuer (to be filed by amendment)

   99.C Amended and Restated Investor Rights Agreement dated as of November 1, 1995, by and among the Issuer, HMRI, and the purchasers of the Issuer's Series B Convertible Preferred Stock and Series C Convertible Preferred Stock (to be filed by amendment)

   99.D        Agreement to File Jointly by and between HMRI          11
               and HCorp dated March 21, 1996

   99.E        Information concerning directors and officers          12
               of HMRI

   99.F        Information concerning directors and executive         13
               officers of HCorp and Hoechst AG.